[Mewbourne Development Corporation Letterhead]
July 7, 2006
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Attn:	Mellissa Duru

Re:	Mewbourne Energy Partners 06-A, L.P. and Mewbourne Energy Partners 07-A, L.P. — Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-131978)
Ladies and Gentlemen:
     Mewbourne Energy Partners 06-A, L.P. and Mewbourne Energy Partners 07-A, L.P. (collectively, the “Issuer”) hereby request that the above-referenced registration statement on Form S-1 be declared effective at 3:00 p.m., Eastern Time, on July 11, 2006, or as soon thereafter as practicable.
     The Issuer acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ J. Roe Buckley
J. Roe Buckley
Chief Financial Officer Mewbourne Development Corporation, General Partner of Mewbourne Energy Partners 06-A, L.P. and Mewbourne Energy Partners 07-A, L.P.